Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended November 30, 2023, of GoldMining Inc. of our report dated February 27, 2024 relating to the consolidated financial statements, which appears in this 40-F. We also consent to the incorporation by reference in the Registration Statement on Form F-10/A (No. 333-275215) of GoldMining Inc. of our report dated February 27, 2024 referred to above. We also consent to the reference to us under the heading “Interests of Experts” in the Annual Information Form filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

February 27, 2024